CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered (1)	Amount to be Registered (2)	Proposed Offering Price Per Share(3)	Maximum Aggregate Offering Price (2)	Amount of Registration Fee (1)(3)(4)
Series A-1 Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share (including such shares issuable upon conversion of the Series A-2 Preferred Stock)	400,000	$2,416.668	$192,366,773	$22,045.24
Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share	320,400	$2,416.668	$774,300,427	$88,734.83
Shares of Class A Common Stock, par value $0.01 per share, issuable upon conversion of the Series A-1 and Series A-2 Preferred Stock	266,666,800	$3.625	$966,667,150	—

(1)	This registration relates to the following securities that may be offered for resale by the selling stockholders: (a) shares of Series A-1 Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Stock”), representing 79,600 such shares outstanding as of August 6, 2012 plus an additional 320,400 such shares underlying the outstanding shares of Series A-2 Preferred Stock (which are convertible into shares of Series A-1 Preferred Stock on a one-for-one basis under certain circumstances in accordance with the terms thereof); (b) shares of Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share (the “Series A-2 Preferred Stock,” along with the Series A-1 Preferred Stock, the “Series A Preferred Stock”), representing 320,400 such shares outstanding as of August 6, 2012 (which are convertible into shares of Series A-1 Preferred Stock on a one-for-one basis in accordance with the terms thereof); (c) shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), underlying the Series A Preferred Stock (each share of which is convertible into 666.667 shares of Class A Common Stock under certain circumstances in accordance with the terms thereof); (d) any additional shares of Class A Common Stock or Series A Preferred Stock that become issuable in connection with anti-dilution adjustments as set forth in the terms of such securities. No additional consideration is payable to the Company in connection with conversion of the Series A-2 Preferred Stock into Series A-1 Preferred Stock or the conversion of Series A Preferred Stock into Class A Common Stock.
(2)	Estimated solely for purposes of calculating the registration fee. Pursuant to Rule 416 promulgated under the Securities Act, there are also registered hereunder such indeterminate number of additional shares of Class A Common Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock that may become issuable due to anti-dilution adjustments for changes resulting from stock splits, stock dividends, recapitalizations or other transactions and certain other events specified in the terms of such securities, as applicable.
(3)	Estimated pursuant to Rule 457 under the Securities Act of 1933, as amended, the offering price and registration fee are based on the average of the high and low prices for the Class A Common Stock on August 3, 2012, as reported on the New York Stock Exchange (which average was calculated to be $3.625, based on high and low reported prices of $4.25 and $3.00, respectively), and the filing fee of $114.60 per million. Shares of Class A Common Stock directly or indirectly underlie the Series A Preferred Stock as further described in footnote (1) above and in this prospectus supplement.
(4)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. Per Rule 456, the registration fee is being paid with respect to the issued and outstanding shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock, and a separate registration fee is not paid with respect to the underlying shares of Class A Common Stock (or the shares of Series A-1 Preferred Stock underlying the Series A-2 Preferred Stock) into which the Series A Preferred Stock is convertible.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-183079

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 6, 2012)

KNIGHT CAPITAL GROUP, INC.

400,000 shares of Series A-1 Cumulative Perpetual Convertible Preferred Stock

320,400 shares of Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock

266,666,800 shares of Class A Common Stock Underlying the Series A-1 Preferred Stock

and the Series A-2 Preferred Stock

This prospectus supplement relates to the offer and sale from time to time by the selling stockholders listed under the heading “Selling Stockholders” of 400,000 shares of Series A-1 Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share (the “Series A-1 preferred stock”) (including such shares underlying the Series A-2 preferred stock), 320,400 shares of Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share (the “Series A-2 preferred stock,” and, with the Series A-1 Preferred Stock, the “preferred stock”) and 266,666,800 shares of Class A Common Stock, par value $0.01 per share (the “Class A common stock,” and, with the preferred stock, the “shares”) underlying the preferred stock.

As described herein under the heading “Prospectus Supplement Summary—Recent Developments—Capital Infusion Transaction,” Knight Capital Group, Inc. issued shares of preferred stock to the selling stockholders on August 6, 2012 in private placements. We refer to such private placements as the Capital Infusion Transaction.

Each share of Series A-1 preferred stock and Series A-2 preferred stock is convertible under certain circumstances into 666.667 shares of Class A common stock, subject to customary anti-dilution adjustments. Shares of the Series A-1 preferred stock and shares of the Series A-2 preferred stock mandatorily convert into Class A common stock if the Class A common stock’s closing price exceeds 200% of the then-applicable “Conversion Price” (initially approximately $1.50 per share of our Class A common stock) for 60 consecutive trading days. In addition, once the Series A-1 preferred stock may be converted into Class A common stock without violating the requirements of the New York Stock Exchange, or NYSE, each share of Series A-2 preferred stock may be converted into a share of Series A-1 preferred stock if all required regulatory approvals for such conversion have been obtained by the holder. Each share of Series A-1 preferred stock may be converted at the option of the holder into a share of Class A common stock, subject to such holder obtaining applicable regulatory approvals and application of a cap to ensure compliance with the requirements of the NYSE concerning limitations on our ability to issue more than 19.99% of our common stock outstanding prior to August 6, 2012. This cap lapses on the date that is the later of August 11, 2012 and two days following our mailing a notification letter to our stockholders regarding not having sought or obtained stockholder approval in connection with the Capital Infusion Transaction. The Series A-1 preferred stock votes with the holders of our common stock on an as-converted basis (subject to the NYSE limitations discussed above), and the Series A-2 preferred stock has no voting rights. Dividends on the preferred stock will be payable on a cumulative basis, when, as and if declared by our board of directors. Dividends are payable on the preferred stock at a rate per annum equal to 2% on the stated value of $1,000 per share plus the amount of accrued and unpaid dividends on such share. In the event any dividends are declared on our Class A common stock, dividends will be payable on the preferred stock on an as converted basis. See the “Description of the Preferred Stock” section of this prospectus supplement.

Our Class A common stock is listed on the NYSE under the symbol “KCG.” The last reported sales price on August 6, 2012 was $3.07 per share.

We will not receive any proceeds from the sale by the selling stockholders of shares of our preferred stock or of shares of the underlying Class A common Stock.

The selling stockholders identified in this prospectus supplement, including their transferees, pledgees or donees or other successors-in-interest, may offer the shares from time to time through public or private transactions at market prices prevailing at the time of sale, at a fixed or fixed prices, at negotiated prices, at various prices determined at the time of sale or at prices related to prevailing market prices. The timing and amount of any sale is within the sole discretion of the selling stockholders, subject to certain restrictions. See the “Plan of Distribution” section of this prospectus supplement.

Investing in our preferred stock and/or Class A common stock involves a high degree of risk. See the “Risk Factors” section of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated August 7, 2012

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of shares of our preferred stock and Class A common stock by the selling stockholders named herein. The second part is the accompanying prospectus, which provides more general information. This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the Commission, on August 6, 2012. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of this offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement contains information about the shares of our preferred stock and Class A common stock offered in this offering and may add, update or change information in the accompanying prospectus. Before you invest in shares of our preferred stock and/or Class A common stock, you should read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information” in this prospectus supplement, which are incorporated by reference herein.

Terms used but not defined in this prospectus supplement shall have the meanings ascribed to them in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by us. Neither we nor the selling stockholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are only offering to sell, and only seeking offers to buy, our preferred stock in jurisdictions where offers and sales are permitted.

Unless we indicate otherwise or the context otherwise requires, any references to “we,” “our,” “us,” the “Company,” “Knight Capital,” “Knight” or “Knight Capital Group” refer to Knight Capital Group, Inc. and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Registration Statement on Form S-3, including without limitation, the documents incorporated by reference herein and statements containing the words “believes,” “intends,” “expects,” “anticipates,” and words of similar meaning, may constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with the August 1, 2012 disruption to routing in NYSE-listed and NYSE Arca securities and the impact to the Company’s capital structure and business as well as actions taken in response thereto and consequences thereof; risks associated with the Company’s ability to recover all or a portion of the damages that are attributable to the manner in which NASDAQ OMX handled the initial public offering of Facebook, Inc.; risks associated with changes in market structure, legislative, regulatory or financial rules; risks associated with the Company’s changes to its organizational structure and management; and the costs, integration, performance and operation of businesses previously acquired or developed organically, or that may be acquired or developed organically in the future. Since such statements involve risks and uncertainties, the actual results and performance of the Company may turn

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out to be materially different from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made herein. Readers should carefully review all of the risks and uncertainties disclosed herein and in the Company’s reports with the Securities and Exchange Commission.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus supplement. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our preferred stock or Class A common stock. You should read this entire prospectus supplement and accompanying prospectus, including the “Risk Factors” sections and the documents incorporated by reference, which are described under “Where You Can Find More Information” in this prospectus supplement.

Our Company

Knight Capital Group, Inc., a Delaware corporation, is a global financial services firm that provides access to the capital markets across multiple asset classes to a broad network of clients, including broker-dealers, institutions and corporations. The Company is headquartered in Jersey City, N.J. with a global presence across the Americas, Europe, and the Asia Pacific regions.

The Company was organized in January 2000 as the successor to the business of Knight/Trimark Group, Inc., which in turn was organized in April 1998 as the successor to the business of Roundtable Partners, LLC, which was formed in March 1995. In May 2000, the Company changed its name from Knight/Trimark Group, Inc. to Knight Trading Group, Inc., and in May 2005 the Company further changed its name to Knight Capital Group, Inc. Our corporate headquarters are located at 545 Washington Boulevard, Jersey City, New Jersey 07310. Our telephone number is (201) 222-9400.

Recent Developments

Financial Results for the Quarter ended June 30, 2012

On July 18, 2012, Knight Capital Group, Inc. reported financial results for the quarter ended June 30, 2012, which included the following:

•

Consolidated Earnings. Consolidated earnings of $3.3 million, or $0.04 per diluted share, for the second quarter of 2012. The results included pre-tax trading losses of $35.4 million related to the Facebook IPO, equivalent to a loss of $0.23 per diluted share, as well as a $10.0 million pre-tax investment gain in the Corporate and Other segment, equivalent to a gain of $0.07 per diluted share. Revenues for the second quarter of 2012 were $289.3 million.

•

Market Making. During the second quarter of 2012, the Market Making segment generated total revenues of $113.5 million and pre-tax income of $5.9 million. The results included $26.0 million in trading losses related to the Facebook IPO. Market Making had pre-tax margins of 5 percent in the second quarter of 2012.

•

Institutional Sales and Trading. During the second quarter of 2012, the Institutional Sales and Trading segment generated total revenues of $109.7 million and a pre-tax loss of $7.5 million. The results included $9.4 million in trading losses related to the Facebook IPO.

•

Electronic Execution Services. During the second quarter of 2012, the Electronic Execution Services segment generated total revenues of $43.3 million and pre-tax income of $11.3 million. Electronic Execution Services had pre-tax margins of 26 percent in the second quarter of 2012.

•

Corporate and Other. During the second quarter of 2012, the Corporate and Other segment reported a pre-tax loss of $4.4 million, which included a $10.0 million pre-tax gain relating to a change in the tax status of a strategic investment accounted for under the equity method of accounting.

The preliminary financial data set forth above has been prepared by, and is the responsibility of, management of Knight. Our independent registered public accountants have not audited, reviewed, compiled or performed any procedures with respect to such preliminary financial data. Accordingly, our independent registered public accountants do not express an opinion or any other form of assurance with respect thereto.

On August 6, 2012, we filed a Current Report on Form 8-K containing updated historical consolidated financial statements for the year ended December 31, 2011.

Significant Trading Losses Due to Technology Issues

Knight experienced a technology issue at the open of trading at the NYSE on August 1, 2012. This issue was related to Knight’s installation of trading software and resulted in Knight sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market. This software was subsequently removed from the Company’s systems. Clients were not negatively affected by the erroneous orders, and the software issue was limited to the routing of certain listed stocks to NYSE. Knight traded out of its entire erroneous trade position, which resulted in a realized pre-tax loss of approximately $440 million. Although the Company’s capital base and business was severely impacted, the Company’s broker/dealer subsidiaries remained in full compliance with their net capital requirements. See “Risk Factors—We may experience additional losses and liabilities as a result of the technology issue that arose on August 1, and the events of August 1 may cause customers to lose confidence in Knight’s systems and adversely affect Knight’s reputation, results of operations and ability to attract and maintain customers and business and may also result in lawsuits, regulatory investigations and other burdensome costs for Knight.”

Capital Infusion Transaction

On August 6, 2012, Knight sold 400,000 shares of preferred stock in private placements to investors in exchange for aggregate cash consideration of $400,000,000 pursuant to a Securities Purchase Agreement, dated as of August 6, 2012, by and among Knight and the several investors party thereto (the “Securities Purchase Agreement”). The preferred stock consisted of 79,600 shares of Series A-1 preferred stock and 320,400 shares of Series A-2 preferred stock. The Series A-1 preferred stock and Series A-2 preferred stock is convertible into approximately 266.7 million shares of Class A common stock, or approximately 73% of the total number of shares of Class A common stock outstanding as of August 3, 2012, assuming the conversion in full of the preferred stock into Class A common stock.

We are registering the shares of preferred stock and the underlying shares of Class A common stock covered by this prospectus supplement in order to fulfill our obligation under the Registration Rights Agreement, dated as of August 6, 2012, by and between us and the investors in the private placements described above, to file a prospectus supplement that shall be deemed to be part of an existing “shelf” registration statement covering resales of the preferred stock and the underlying shares of common stock issuable upon conversion of the preferred stock.

The Offering

Maximum number of shares of preferred stock and Class A common stock offered by the selling stockholders (in each case subject to anti-dilution adjustments)

400,000 shares of Series A-1 Preferred Stock (of which 320,400 shares would be issuable upon conversion of the Series A-2 preferred stock to Series A-1 preferred stock)

320,400 shares of Series A-2 Preferred Stock

266,666,800 shares of Class A common stock (which shares would be issued upon conversion of the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, as applicable, in accordance with their terms)

Outstanding capital stock

As of August 3, 2012, there were 97,814,427 shares of Class A common stock issued and outstanding.

As of August 6, 2012, immediately after giving effect to the Capital Infusion Transaction, there were 79,600 shares of Series A-1 preferred stock outstanding and 320,400 shares of Series A-2 preferred stock outstanding.

Based on the above figures, assuming all shares of preferred stock were converted into Class A common stock in accordance with their terms, there would be 364,481,227 shares of Class A common stock outstanding, of which 73.1% would consist of shares of common stock issued upon conversion of the preferred stock.

Dividends	With respect to the preferred stock, cumulative cash dividends, out of funds legally available for payment, at a rate per annum equal to 2% on (1) the stated value of $1,000 per share and (2) the amount of accrued and unpaid dividends per share. Payable quarterly in arrears, but only when, as and if declared by the Board or a duly authorized committee. In addition, if dividends are declared or paid on junior stock, the preferred stock participates on an “as converted” basis.

Dividend Payment Dates	January 15, April 15, July 15 and October 15 (or the following business day if such date is not a business day), commencing October 15, 2012

Dividend Stopper	With certain limited exceptions, if the Company has not declared and paid or set aside for payment full quarterly dividends on the preferred stock for a particular dividend period, the Company may not declare or pay dividends on, redeem, repurchase or acquire our common or other junior securities.

Series A-1 Conversion Right	Subject to the NYSE cap described below, each share of Series A-1 Preferred Stock may be converted at any time, at the option of the holder, into 666.667 shares of the Class A common stock (which reflects an approximate initial conversion price of $1.50 per share of our Class A common stock) plus cash in lieu of fractional shares, subject to anti-dilution adjustments.

Prior to the date that the stockholder approval requirements of Section 312.03 of the NYSE Listed Company Manual have been satisfied or the conditions to the exemption therefrom received by the Company fulfilled, the Company will not issue a number of shares of common stock exceeding the product of 19.99% and the total number of shares of common stock outstanding immediately prior to the issuance of the preferred stock pursuant to the Securities Purchase Agreement. This cap will lapse on the date that is the later of August 11, 2012 and two days following our mailing a notification letter to our stockholders regarding not having sought or obtained stockholder approval in connection with the Capital Infusion Transaction. We refer to this date as the “Full Convertibility Date.”

Series A-2 Conversion Right	Following the Full Convertibility Date, any share of Series A-2 Preferred Stock may be converted by a holder into a share of Series A-1 Preferred Stock by delivery of a written notice to the Company of such conversion and a certification that all required regulatory approvals have been obtained and applicable waiting periods have expired.

Mandatory Conversion of Series A Preferred Stock	If the closing price of our Class A common stock has exceeded 200% of the then applicable conversion price for 60 consecutive trading days all of the outstanding shares of preferred stock will mandatorily convert into shares of Class A common stock at then applicable conversion price and the holders will also have the right to receive an amount in cash equal to accrued and unpaid dividends up to the conversion date.

Voting Rights

The Series A-2 preferred stock has no voting rights. The Series A-1 Preferred Stock are entitled to vote with the holders of our common stock on an as-converted basis (subject to the restriction described above regarding NYSE limitations). Holders of the Series A-1 Preferred Stock also have voting rights with respect to certain fundamental changes in the terms of the preferred stock and certain other matters.

The Series A-1 preferred stock and the Series A-2 Preferred Stock rank on a parity with each other as to dividend rights and rights of liquidation. The preferred stock ranks senior to the Company’s common stock and to all classes of the Company’s common equity and preferred equity with respect to the payment of dividends and rights of liquidation. See “Description of the Preferred Stock.”

Redemption	The preferred stock is not redeemable except in the case of a “fundamental change.” Beginning on the date that a fundamental change occurs and ending on the date that is 30 days later, a holder may elect to require the Company to redeem such holder’s shares of preferred stock for consideration payable (at the option of the Company) in cash or securities listed on a national securities exchange with a fair market value equal to the greater of (1) the fair market value of the preferred stock or (2) $1,000 plus accrued but unpaid dividends thereon. A fundamental change means the occurrence of certain specified events involving a change in control or delisting.

Reorganization Events	In the event of a consolidation or merger of the Company with or into another person or of another person with or into the Company and certain other similar transactions in which holders of common stock would be entitled to receive cash, securities or other property for their shares of common stock, each share of Series A Preferred outstanding immediately prior to such reorganization event, shall become convertible into the kind of cash, securities and other property receivable in such reorganization event by a holder of one share of Company common stock (that was not the counterparty to the reorganization event or any affiliate of such party).

Anti-dilution adjustments	The conversion rate will be subject to adjustments upon certain events, including among other things, increase in cash dividends on our common stock, share splits, certain distributions of rights and warrants, and as further described under “Description of the Preferred Stock.”

Liquidation Rights	In the event of any voluntary or involuntary liquidation, dissolution or winding up on the affairs of the Company, the Company voluntarily or involuntarily liquidates, dissolves or winds up, the holders of the preferred stock will be entitled, for each share of the Preferred Stock held, out of the remaining assets and funds of the Company legally available for distribution, the sum of $1,000 per share plus accrued but unpaid dividends.

Selling stockholders	The selling stockholders set forth under “Selling Stockholders” are offering shares of preferred stock and underlying shares of common stock pursuant to this prospectus supplement.

Use of proceeds	We will not receive any proceeds from the sale of preferred stock or common stock by the selling stockholders.

Listing

Our Class A common stock is listed on the New York Stock Exchange under the symbol “KCG.”

The preferred stock is not listed, and the Company does not expect to list the preferred stock, on any national securities exchange.

Risk Factors	Investing in our preferred stock and/or Class A common stock involves substantial risk. See “Risk Factors” in this prospectus supplement and the risk factors in the documents we incorporate by reference for a description of the risks you should consider before investing in our preferred stock and Class A common stock.

RISK FACTORS

Investing in shares of our preferred stock and/or Class A common stock involves significant risks and we urge you to carefully consider the risks described below, the discussion of risk factors in the accompanying prospectus and the risk factors contained in the documents we incorporate by reference (such as, for example, the risk factors contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011) as well as the other information we have provided in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, before reaching a decision regarding an investment in our preferred stock or our Class A common stock.

Risks Related to Our Business

We may experience additional losses and liabilities as a result of the technology issue that arose on August 1, and the events of August 1, 2012 may cause customers to lose confidence in Knight’s systems and adversely affect Knight’s reputation, results of operations and ability to attract and maintain customers and business and may also result in lawsuits, regulatory investigations and other burdensome costs for Knight

Knight experienced a technology issue at the open of trading at the NYSE on August 1, 2012. This issue was related to Knight’s installation of trading software and resulted in Knight sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market. Although this software was subsequently removed from the Company’s systems and clients were not negatively affected by the erroneous orders, and the software issue was limited to the routing of certain listed stocks to NYSE, it resulted in Knight realizing a pre-tax loss of approximately $440 million. This severely impacted Knight’s capital base and business operations, and the Company experienced reduced order flow, liquidity pressures and harm to customer and counterparty confidence,

On account of this technology issue and its impact, we may become subject to litigation by parties alleging that they have been damaged by this technology issue, including our shareholders. In addition, the SEC or another regulatory or governmental agency may decide to conduct an investigation into the technology issue. While we are unable to predict the outcome of any possible litigation or investigation, an unfavorable outcome in one or more of these matters could have a material adverse effect on our financial condition or ongoing operations. In addition, if we become subject to such litigation or investigation, we would expect to incur significant additional expenses in defending against any litigation or in connection with any investigations, and in implementing technical changes and remedial measures which may be necessary or advisable. In addition, we may be required to take additional remedial steps that could be burdensome for our business operations.

Any inability to fully resolve and remediate the technology issues stemming from the events of August 1 could cause existing customers to lose confidence in our systems and could adversely affect our reputation and our ability to attract or maintain customers and counterparties. In the ordinary course of business, we attempt to mitigate risk from technology and systems malfunctions through policies, procedures, and ongoing preventative and detective measures. Following the events of August 1, we have begun an internal review into the events of August 1 and intend to take appropriate remedial measures based on the findings of such review. However, in the event that we are not able to restore any customer or counterparty loss of confidence in our firm as a result of the events of August 1, we may experience reduced order flow in our trading and market making businesses, which could adversely impact the results of our operations.

We may experience significant variation in our future results of operations

Fluctuations in our future performance may result from numerous factors, including, among other things, market conditions and the resulting volatility, credit and counterparty risks that may result; introductions of, or enhancements to, trade execution services by us or our competitors; the value of our securities positions and other financial instruments and our ability to manage the risks attendant thereto; the volume of our trade execution activities; the dollar value of securities and other instruments traded; the composition and profile of our order flow; our market share with institutional and broker-dealer clients; the performance and size of, and volatility in, our client market making and program trading portfolios; the performance of our non-client principal trading activities; movements of credit spreads; home equity conversion mortgages (“HECMs”) origination and HECM Mortgage Backed Securities (“HMBS”) securitization volumes; the overall size of our balance sheet and capital usage; the potential impairment of goodwill and/or intangible assets; the performance of our global operations; costs associated with overall business growth; the effectiveness of our self-clearing and futures platforms and our ability to manage risk related thereto; the availability of credit and liquidity in the marketplace; erroneous trade orders being submitted by us on account of technology or other issues (such as occurred on August 1, 2012) and consequences thereof; the performance, operation and connectivity to various market centers; our ability to manage personnel, compensation, overhead and other expenses; the strength of our client relationships; changes in payments for order flow; changes to execution quality and changes in clearing, execution and regulatory transaction costs; interest rate movements; the addition or loss of executive management, sales, trading and technology professionals; legislative, legal, regulatory and financial reporting changes; legal, regulatory matters or proceedings; geopolitical risk; the amount, timing and cost of capital expenditures, acquisitions and divestitures; the integration, performance and operation of acquired businesses; the incurrence of costs associated with acquisitions and dispositions; investor sentiment; technological changes and events; seasonality; competition; and other economic conditions.

Such factors may also have an impact on our ability to achieve our strategic objectives, including, without limitation, increases in market share, growth and profitability in our four operating segments. If demand for our services declines or our performance deteriorates significantly due to any of the above factors, and we are unable to adjust our cost structure on a timely basis, our operating results could be materially and adversely affected. As a result of the foregoing factors, period-to-period comparisons of our revenues and operating results are not necessarily meaningful and such comparisons cannot be relied upon as indicators of future performance. There also can be no assurance that we will be able to continue the rates of revenue growth that we have experienced in the past or that we will be able to improve our operating results.

Our trading activities expose us to the risk of significant losses

We conduct our trading activities predominantly as principal, which subjects our capital to significant risks. These activities involve the purchase, sale or short sale of securities and other financial instruments for our own account and, accordingly, involve risks of price fluctuations and illiquidity, or rapid changes in the liquidity of markets that may limit or restrict our ability to either resell securities or other financial instruments we purchase or to repurchase securities or other financial instruments we sell in such transactions. From time to time, we may have large position concentrations in securities or other financial instruments of a single issuer or issuers engaged in a specific industry, which could result in higher trading losses than would occur if our positions and activities were less concentrated. The performance of our trading activities primarily depends upon our ability to attract order flow, the composition and profile of our order flow, the dollar value of securities and other financial instruments traded, the performance and size of, and volatility in, our market making and program trading portfolios, the performance of our non-client principal trading activities, market interaction, the skill of our trading personnel, general market conditions, effective hedging strategies and risk management processes, the price volatility of specific securities or other financial instruments, and the availability and allocation of capital. To attract order flow, we must be competitive on price, size of securities positions and other financial instruments traded, liquidity offerings, order execution speed, technology, reputation, and client relationships and service. In our role as a market maker, we attempt to derive a profit from the difference between the prices at which we buy and sell securities. However, competitive forces often require us to match, or improve upon, the quotes other market makers display and to hold varying amounts of securities in inventory. By having to maintain inventory positions, we are subject to a high degree of risk. There can be no assurance that we will be able to manage such risk successfully or that we will not experience significant losses from such activities. For example, on August 1, 2012, at the open of trading at the NYSE, we experienced a technology issue related to the installation of trading software which resulted in our sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market. We have traded out of its entire erroneous trade position, which resulted in a realized pre-tax loss to us of approximately $440 million. All of the above factors could have a material adverse effect on our business, financial condition and operating results.

Regulatory and legal uncertainties could harm our business

The capital markets industry in the United States and abroad where we conduct our business is subject to extensive oversight under federal, state and applicable foreign laws, rules and regulations, as well as self-regulatory organization (“SRO”) rules. Broker-dealers, investment advisors, mortgage brokers and financial services firms are subject to regulations concerning all aspects of their business, including trade practices, best execution practices, capital adequacy, record-keeping, anti-money laundering, fair and requisite disclosure, and the conduct of their officers, supervisors and employees. Our operations and profitability may be directly affected by, among other things, additional legislation or regulation, or changes in rules promulgated by domestic or foreign governments or regulators; and changes in the interpretation or enforcement of existing laws, regulations and rules (including those related to the Foreign Corrupt Practices Act). Failure to comply with these laws, rules or regulations could result in, among other things, administrative or court proceedings, censure, fines, the issuance of cease-and-desist orders or injunctions, loss of membership, or the suspension or disqualification of the market participant or broker-dealer, and/or their officers, supervisors or employees. Our ability to comply with applicable laws, regulations and rules is largely dependent on our internal systems to ensure compliance, as well as our ability to attract and retain qualified compliance personnel. Each of our regulators engages in a series of periodic and special examinations and investigations to monitor compliance with such laws, rules and regulations that may result in disciplinary actions in the future due to alleged noncompliance.

Federal, state and foreign regulators and SROs are constantly proposing, or enacting, new regulations which may impact our business. For example, a number of new regulations were either adopted or implemented in 2011 including: further short sale restrictions, sponsored access requirements, market maker obligations, as well as OTC marketplace rules (i.e., OTC Bulletin Board and OTC Pink securities). In addition, there are proposed regulations which have not yet been adopted, which include: elimination of flash orders, limitations on the use of indications of interest, the NYSE proposed retail liquidity provider (“RLP”) program, and consolidated audit trail rules. Further, in January 2010, the SEC issued a Concept Release seeking public comment on certain market structure issues such as high frequency trading, co-location, internalization, and markets that do not publicly display priced quotations including dark liquidity pools. Additionally, the SEC could raise its Section 31 fees substantially in the future in order to meet its budgetary needs. Any of these adopted or proposed laws, rules or regulations, as well as any regulatory or legal actions or proceedings, changes in legislation or regulation, and changes in market customs and practices could have a material adverse effect on the Company’s business, financial condition and operating results.

Urban Financial Group, Inc. (“Urban”) is subject to a complex and diverse framework of federal, state, and local laws and regulations. Failure to adhere to these laws and regulations could result in written citation, fines, suspension, or potential loss of licensing.

Our business is subject to substantial risk from litigation, regulatory investigations and potential liability under federal, state and international laws, rules and regulations

Many aspects of our business involve substantial risks of liability. We are exposed to liability under federal, state and foreign securities laws, other federal, state and foreign laws and court decisions, as well as rules and regulations promulgated by U.S. and foreign regulators. We are also subject to the risk of litigation. From time to time, we, and certain of our past and present officers, directors and employees, have been named as parties in legal actions, regulatory investigations and proceedings, arbitrations and administrative claims and have been subject to claims alleging the violation of such laws, rules and regulations, some of which have resulted in the payment of fines, awards, judgments and settlements. Moreover, we may be required to indemnify past and present officers, directors and employees in regards to these matters. Certain corporate events, such as a reduction in our workforce, could also result in additional litigation or arbitration.

As we intend to defend vigorously any such litigation or proceeding, we could incur significant legal expenses. An adverse resolution of any current or future lawsuits, legal or regulatory proceedings or claims against us could have a material adverse effect on the Company’s business and reputation, financial condition and operating results. By way of example, litigation, regulatory and liability risks may arise, and the technology issue of August 1, 2012 and related events are an example of developments that may result in these risks being realized.

We could lose significant sources of revenues if we lose any of our larger clients

At times, a limited number of clients have accounted for a significant portion of our order flow, revenues and profitability, and we expect a large portion of the future demand for, and profitability from, our trade execution services to remain concentrated within a limited number of clients. Substantially all of our clients are not contractually obligated to utilize us for trade execution services and, accordingly, these clients may direct their trade execution activities to other execution providers or market centers at any time. Some of these clients have grown organically or acquired market makers and specialist firms to internalize order flow or have entered into strategic relationships with competitors. There can be no assurance that we will be able to retain these major clients or that such clients will maintain or increase their demand for our trade execution services. The loss, or a significant reduction, of demand for our services from any of these clients could have a material adverse effect on our business, financial condition and operating results. By way of example, as a result of the aforementioned issue on August 1, 2012 relating to the trading software and the resultant loss, we have experienced reduced order flow from our clients and potential loss of clients. There is a risk that although we have raised additional capital in the Capital Infusion Transaction, order flow from clients may not return to historical levels and our clients may not return or resume placing orders with us at prior levels.

Self-clearing exposes us to significant operational, financial, and liquidity risks

In 2009, we undertook an initiative to self-clear our securities transactions using an internally-developed platform. We self-clear substantially all of our domestic and international equities transactions using a proprietary platform and intend to expand across product offerings and asset classes in the future. Self-clearing requires us to finance the majority of our inventory and maintain margin deposits at clearing organizations. Self-clearing exposes our business to operational risks, including business disruption, operational inefficiencies, liquidity and financing risks and potentially increased expenses and lost revenue opportunities. While our clearing platform, operational processes, enhanced infrastructure, and current and future financing arrangements, have been carefully designed, we may nevertheless encounter difficulties that may lead to operating inefficiencies, including dissatisfaction amongst our client base, disruption in the infrastructure that supports the business, inadequate liquidity and financial loss. Any such delay, disruption or failure could adversely affect our ability to effect transactions and manage our exposure to risk. Moreover, any of these events could have a material adverse effect on our business, financial condition and operating results.

As a result of the aforementioned losses from the August 1, 2012 trading technology issue, we experienced increased margin requirements with our clearing organizations and counterparties who provide financing with respect to our inventories, as well as a reduction in available borrowing capacity due to reduced credit with financing counterparties. These increased margin requirements and the reduction in credit availability resulted in significant risks with respect to our liquidity and our ability to finance our inventory.

Capacity constraints, systems failures and delays could harm our business

Our business activities are heavily dependent on the integrity and performance of the computer and communications systems supporting them and the services of certain third parties. Our systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, computer viruses, intentional acts of vandalism, terrorism and other similar events. Extraordinary trading volumes or other events could cause our computer systems to operate at an unacceptably low speed or even fail. While we have invested significant amounts of capital to upgrade the capacity, reliability and scalability of our systems, there can be no assurance that our systems will be sufficient to handle such extraordinary trading volumes and modifications may themselves result in unanticipated and undesirable consequences. For example, the August 1, 2012 technology issue that led to the aforementioned trading losses related to an update of trading software. Although we continually update and modify our trading software in response to changes in our business, rule changes and for various other reasons there are no assurances that such updates and modifications to our trading software will not result in future trading losses. In addition, many of our systems are, and much of our infrastructure is, designed to accommodate additional growth without material redesign or replacement; however, we may need to make significant investments in additional hardware and software to accommodate growth. Failure to make necessary expansions and upgrades to our systems and infrastructure could lead to failures and delays. Such failures and delays could cause substantial losses for us and for our clients and could subject us to claims from our clients for losses, including litigation claiming, among other matters, fraud or negligence. In the past, high trading volume has caused significant delays in executing some trading orders, resulting in some clients’ orders being executed at prices they did not anticipate. From time to time, we have reimbursed our clients for losses incurred in connection with systems failures and delays.

Capacity constraints, systems failures and delays may occur in the future and could cause, among other things, unanticipated problems with our trading or operating systems, disruptions in service to our clients, slower system response times resulting in transactions not being processed as quickly as our clients desire, decreased levels of client service and client satisfaction, and harm to our reputation. If any of these events were to occur, we could suffer substantial financial losses, a loss of clients, or a reduction in the growth of our client base, increased operating expenses, litigation or other client claims, and regulatory sanctions or additional regulatory burdens.

For example, the aforementioned technology issue resulted in our trading systems not functioning properly, which resulted in the Company sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market. As a result of trading out of our entire erroneous trade position, we realized a pre-tax loss to us of approximately $440 million.

We have developed business continuity capabilities that can be utilized in the event of a disaster or disruption. Since the timing and impact of disasters and disruptions are unpredictable, we have to be flexible in responding to actual events as they occur. Significant business disruptions can vary in their scope. A disruption might only affect the Company, a building the Company occupies, a business district in which the Company is located, a city in which the Company is located or an entire region. Within each of these areas, the severity of the disruption can also vary from minimal to severe. Our business continuity facilities are designed to allow us to substantially continue operations if we are prevented from accessing or utilizing our primary offices for an extended period of time. Although we have employed significant effort to develop, implement and maintain reasonable business continuity plans, the Company cannot guarantee our systems will fully recover after a significant business disruption in a timely fashion. If we are prevented from using any of our current trading operations or any third party services, or if our business continuity operations do not work effectively, we may not have complete business continuity. This could have a material adverse effect on our business, financial condition and operating results.

We have long-term debt, which could impair our financial condition and adversely affect our ability to react to changes in our business

As of December 31, 2011, our long-term debt was $424.3 million which comprised (i) $324.3 million under our $375.0 million Cash Convertible Senior Subordinated Notes (“Notes”) issued in March 2010 and due in full on March 15, 2015 and (ii) $100.0 million under our senior secured Term Loan (the “Term Credit Agreement”), entered into on June 29, 2011 and repayable in three installments of $25.0 million on June 28, 2013, $25.0 million on December 27, 2013 and $50.0 million on June 27, 2014. As of June 30, 2012, our long-term debt was $431.4 million which comprised (i) $331.4 million under our Notes and (ii) $100.0 million under our Term Credit Agreement.

As of December 31, 2011 we also had $200.0 million of available borrowing capacity under our senior secured Revolving Loan (the “Revolver Credit Agreement”), entered into on June 29, 2011, with all amounts drawn thereunder repayable on June 29, 2012. The Revolving Credit Agreement was renewed with substantially the same consortium of banks on substantially the same terms and conditions on June 27, 2012 and will expire on June 26, 2013. As a result of the consolidation of Knight Capital Americas, L.P. into KECS as of June 30, 2012, and the subsequent renaming of KECS to Knight Capital Americas LLC (“KCA”), KCA is now the sole borrower under the Revolving Credit Agreement.

Our significant indebtedness could have important consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•

requiring us to dedicate a portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	making it difficult for us to optimally capitalize and manage the cash flow for our businesses;

•	limiting our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	placing us at a competitive disadvantage compared to our competitors that have less debt;

•	limiting our ability to borrow additional funds; and

•	exposing us to interest rate risk because the interest rate on borrowings under our credit facilities is variable.

Our ability to make payments of the principal on and refinance our indebtedness, including our Term Loan, our Revolving Credit Agreement, and our Notes, depends on our future performance, our ability to generate cash flow and market conditions, which are subject to economic, financial, competitive and other factors beyond our control. If we are in the future unable to generate cash flow from our operations sufficient to service our debt and make necessary capital expenditures, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt, undertaking additional borrowings or issuing additional debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance all or a portion of our indebtedness will depend on the capital markets, the credit markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We may be unable to remain in compliance with the financial or other covenants contained in our debt instruments, including our senior credit facilities

Many of our debt instruments, including our senior credit facilities, contain financial and other covenants that impose significant requirements on us and limit our ability to engage in certain transactions or activities. There can be no assurance that we will be able to generate sufficient earnings to enable us to satisfy the financial covenants included in our debt instruments. In the event that we are unable to comply with these restrictions and other covenants and are not able to obtain waivers from our lenders, we would be in default under these agreements and, among other things, our debt may be accelerated by our lenders. In such case, we may not be able to repay our debt or borrow sufficient funds to refinance it on commercially reasonable terms, or terms that are acceptable to us, which could have an adverse effect on our financial condition. As a result of the aforementioned August 1, 2012 trading losses and resulting decrease in our equity, we experienced increased risks that we might fail to meet certain financial or other covenants.

Our expansion in the futures business presents various risks

Our acquisition of certain assets of the futures division of Penson Financial Services, Inc. in June 2012 presents various risks. We have not previously operated a FCM business. Moreover, client activities may expose the Company to risk in the event the FCM client is unable to fulfill its contracted obligation as the Company guarantees the performance of its clients to the respective clearing houses or other brokers. There can be no assurance that we will be able to integrate the FCM business into our own operations successfully, manage the credit risk effectively, or that we will profitably operate the FCM. Additionally, the recent bankruptcy of MF Global Holdings, Ltd. and the fraud allegations against Peregrine Financial Group Inc. have led to increased regulatory scrutiny and decreased client confidence in the U.S. futures industry. Any additional regulatory restrictions enacted in response to these developments could be costly or we may be unable to comply. Reduced client confidence in the futures industry may lead to significantly decreased trading volume. If any of these risks were to materialize, they could cause us to experience losses that could affect the profitability of our FCM business and potentially restrict our ability to grow the FCM business.

Risks Related to this Offering

The price of our common stock and/or preferred stock may fluctuate, which may make it difficult for you to resell your common stock when you want or at prices you find attractive.

The price of our common stock on the NYSE constantly changes. We expect that the market price of our common stock will continue to fluctuate. The price of our newly issued preferred stock (which is not listed on a national stock exchange) is also expected to fluctuate. Holders of our common stock or preferred stock will be subject to the risk of volatility and changes in prices.

Our common stock and preferred stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	our ability to raise additional capital;

•	sales of common stock or preferred stock by us, members of our management team or by other stockholders (including the selling stockholders);

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	developments generally affecting our industry;

•	changes in our dividend policy;

•	future sales of our equity securities; and

•	general domestic economic conditions.

In addition, the stock market may experience volatility unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

We may not pay dividends on our common stock at any time in the foreseeable future or pay the cumulative cash dividend payments on our preferred stock.

We have never declared or paid a cash dividend on our Class A common stock and may not make the cumulative cash dividend payments on our preferred stock contemplated by the terms thereof. The payment of cash dividends is within the discretion of our Board of Directors and will depend on many other factors, including, but not limited to, our results of operations, financial condition, capital requirements, restrictions imposed by financing arrangements, general business conditions and legal requirements. In addition, we are a holding company, and our ability to pay dividends may be limited by restrictions upon transfer of funds by our subsidiaries. We currently have no intention of paying dividends on our common stock at any time in the foreseeable future.

The market price of the preferred stock will be directly affected by the market price of our common stock, which may be volatile

To the extent a secondary market for the preferred stock develops, we believe that the market price of the preferred stock will be significantly affected by the market price of our common stock. For example, the preferred stock will be mandatorily convertible into Class A common stock if the market price of our Class A common stock stays sufficiently high for a sustained period of time. We cannot predict how shares of our common stock will trade. This may result in greater volatility in the market price of the preferred stock than would be expected for nonconvertible preferred stock. The market price of our Class A common stock could fluctuate significantly for many reasons, including in response to the risks described in this section, elsewhere in this prospectus supplement or the documents we have incorporated by reference in this prospectus supplement or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability. A decrease in the market price of our Class A common stock would likely adversely impact the trading price of the preferred stock.

In addition, the stock markets in general, including the NYSE, experience price and trading fluctuations. These fluctuations may result in volatility in the market prices of securities that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market prices of the preferred stock and our common stock.

Unlike the shares of Series A-1 preferred stock that vote together with the Class A common stock as a single class on an as-converted basis, the shares of Series A-2 preferred stock are non-voting securities.

Shares of Series A-1 preferred stock vote together with the shares of Class A common stock as a single class on an as-converted basis. However, shares of Series A-2 preferred stock are non-voting securities. Therefore, although the Series A-2 preferred stock is economically equivalent to the Series A-1 preferred stock, until such shares of Series A-2 preferred stock convert into either Series A-1 preferred stock or Class A common stock, such shares will have no voting rights. Shares of Series A-2 preferred stock only convert into Class A common stock upon occurrence of the mandatory conversion event referred to above and will not be able to be converted into Series A-1 preferred stock until the date that is the later of August 11, 2012 and two days following our mailing a notification letter to our stockholders regarding not having sought or obtained stockholder approval in connection with the Capital Infusion Transaction, at the earliest. Even following such date, due to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, a holder may be unable to convert all of such holders shares of Series A-2 preferred stock into Series A-1 preferred stock until such holder has made the required filing with the U.S. antitrust authorities and the applicable waiting period has expired or been earlier terminated. Accordingly, any holder of Series A-2 preferred stock will lack voting rights with respect to such shares for so long as such shares are held.

The preferred stock and Class A common stock are equity securities and are subordinate to our existing and future indebtedness, and the preferred stock ranks senior to the Class A common stock in respect of payment of dividends and rights upon liquidation.

The shares of preferred stock and Class A common stock are equity interests in the Company and will not constitute indebtedness. This means that the preferred stock and the Class A common stock will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including claims in the event of our liquidation and we may incur additional indebtedness in the future. The Company’s existing and future indebtedness may restrict payment of dividends on the preferred stock and/or on the Class A common stock.

Additionally, unlike indebtedness, where principal and interest customarily are payable on specified due dates, in the case of the preferred stock and the Class A common stock, (1) dividends will be payable only if declared by our board of directors and (2) as a Delaware corporation, we may make dividend payments and redemption payments only out of funds legally available under Delaware law. Further, the preferred stock will place no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to below under “Risk Factors—Holders of shares of preferred stock will have no rights as holders of our common stock until they acquire the common stock upon conversion of the preferred stock except for certain voting and dividend rights.” The preferred stock also ranks senior to the Class A common stock in respect of payment of dividends and rights in liquidation. See “Description of the Preferred Stock.”

Offerings of debt, which would be senior to our preferred stock and Class A common stock upon liquidation, may adversely affect the market price of our preferred stock and/or common stock

We may attempt to increase our capital resources by making additional offerings of debt or equity securities, including trust preferred securities, senior or subordinated notes, preferred stock and common stock. Upon liquidation, holders of our debt securities and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our preferred stock and our Class A common stock.

You may find it difficult to sell your preferred stock

The preferred stock will have no established trading market. There may be little or no secondary market for the preferred stock. Even if a secondary market for the preferred stock develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and ask prices in any secondary market could be substantial.

General market conditions and unpredictable factors could adversely affect market prices for the preferred stock

Future trading prices of the preferred stock will depend on many factors, including:

•	whether we declare and pay or fail to declare or pay dividends on the preferred stock from time to time;

•	our operating performance, financial condition and prospects, or the operating performance, financial condition and prospects of our competitors;

•	our creditworthiness;

•	the ratings given to our securities by credit rating agencies, including the ratings, if applicable, given to the preferred stock;

•	prevailing interest rates;

•	economic, financial, geopolitical, regulatory or judicial events affecting us or the financial markets generally; and

•	the market for similar securities.

Accordingly, the preferred stock may trade at a discount to the price per share paid for such shares even if a secondary market for the preferred stock develops.

There may be future sales or other dilution of our equity (including from the conversion of the preferred stock into Class A common stock), which may adversely affect the market price of our common stock and/or our preferred stock.

If less than one-third of the Series A-1 preferred stock that was issued under the Securities Purchase Agreement remains outstanding (in which case the Series A-1 preferred stock will cease having the specified voting rights with respect to the authorization or issuance of capital stock), we will no longer be restricted from issuing additional common stock, or any securities that are convertible into, exchangeable or exercisable for or that represent the right to receive, common stock. The issuance of any additional common stock or convertible securities could be substantially dilutive to the holders of our preferred stock due to the preferred stock’s conversion features and to the holders of our Class A common stock. Moreover, to the extent that we issue restricted stock, restricted stock units, stock appreciation rights, options or warrants to purchase our common stock in the future and those shares of restricted stock or restricted stock units vest or stock appreciation rights, options or warrants are exercised, our holders of preferred stock may experience dilution. Holders of our preferred stock and Class A common stock have no preemptive rights that entitle them to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to holders of our preferred stock and Class A common stock. The price of our preferred stock and Class A common stock could decline as a result of sales of our equity made after this offering or the perception that such sales could occur.

Holders of shares of preferred stock will have no rights as holders of our common stock until they acquire the common stock upon conversion of the preferred stock except for certain voting and dividend rights.

Until holders of the preferred stock acquire Class A common stock upon conversion of or as a dividend on the preferred stock, such holders will have no rights with respect to our common stock, except, with respect to the Series A-1 preferred stock, voting rights, and with respect to both the Series A-1 preferred stock and Series A-1 preferred stock, to participate in any dividends or other distributions on our common stock (see “Description of the Preferred Stock” and as required by applicable law). Upon conversion of, or receipt of common stock as a dividend on, the preferred stock, holders of the preferred stock will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs on or after the conversion date.

The preferred stock may adversely affect the market price of our common stock.

The market price of our common stock is likely to be influenced by the preferred stock. For example, the market price of our common stock could become more volatile and could be depressed by:

•	investors’ anticipation of the potential resale in the market of a substantial number of additional shares of our common stock received upon conversion of the preferred stock;

•	possible sales of our common stock by investors who view the Preferred Stock as a more attractive means of equity participation in us than owning shares of our common stock; and

•	hedging or arbitrage trading activity that may develop involving the Preferred Stock and our common stock.

The securities will rank junior to all of our and our subsidiaries’ liabilities in the event of a bankruptcy, liquidation or winding up.

In the event of bankruptcy, liquidation or winding up, our assets will be available to pay obligations on the securities only after all of our liabilities have been paid. Our common stock will rank junior to our preferred stock. In addition, the preferred stock will effectively rank junior to all existing and future liabilities of our subsidiaries and the capital stock (other than common stock) of the subsidiaries held by entities or persons other than us or entities owned or controlled by us. In addition, upon our voluntary or involuntary liquidation, dissolution, or winding up, holders of common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock. The rights of holders of the preferred stock to participate in the assets of our subsidiaries upon any liquidation, reorganization, receivership, or conservatorship of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors and equity holders. In the event of bankruptcy, liquidation, or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of the common stock or the preferred stock then outstanding.

Certain of the investors in the Capital Infusion Transaction obtained the right to representation on our Board of Directors. The interests of such investors or of directors appointed or approved by such investors may potentially differ from the interests of other investors or our other directors.

In connection with the Capital Infusion Transaction (as described under the heading “Recent Developments—Capital Infusion Transaction”) and in accordance with the terms of the related Securities Purchase Agreement, certain of the selling stockholders or their affiliates obtained rights to board representation. Specifically, we agreed to appoint three new members to our board of directors within one month from August 6, 2012 consisting of: (i) an individual selected by Blackstone Capital Partners VI L.P., or Blackstone; (ii) an individual selected by GA-GTCO, LLC (“General Atlantic”), which is an investor in the parent holding company of GETCO Strategic Investments, LLC (“GSI”); and (iii) an individual that would be proposed by our board and acceptable to Jefferies & Company, Inc., or Jefferies. Each of Blackstone and General Atlantic will be entitled to select such members of the Board, and Jefferies will be entitled to approve the individual proposed by the Board, for so long as each such entity (and, in the case of General Atlantic, GSI) holds at least 25% of the preferred stock purchased by such entity pursuant to the Securities Purchase Agreement. Each of these investors may not have the same interests as other Company securityholders (or as each other). For example, these investors make investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us, represent major customers of the Company or have other interests. Notwithstanding the fact that all directors will be subject to fiduciary duties and applicable law, the interests of the investors and the directors appointed (in the case of Blackstone and General Atlantic) or approved (in the case of Jefferies) by them may differ from the interests of our securityholders as a whole or of our other directors.

USE OF PROCEEDS

All of the shares of preferred stock and common stock to be offered pursuant to this prospectus supplement will be sold by the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Selling Stockholders.”

RATIO OF EARNINGS TO FIXED CHARGES

The following are the Company’s consolidated ratios of earnings to fixed charges for the periods indicated.

(in thousands of $)	Year Ended December 31,					Three months ended March 31,
	2007	2008	2009	2010	2011	2012
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	173,405	283,391	230,962	159,755	186,665	53,769
Distributed income of equity investees	4,261	44,077	—	—	—	19,900

Total fixed charges	21,536	16,570	16,470	46,573	94,781	39,237

Total earnings	199,202	344,038	247,432	206,328	281,446	112,906

Fixed charges:

Interest expense and amortization of debt discount and premium on indebtedness	18,382	12,552	11,674	40,612	88,386	38,121

Portion of rent expense representative of interest	3,154	4,018	4,796	5,961	6,395	1,116

Total Fixed Charges	21,536	16,570	16,470	46,573	94,781	39,237

Ratio of earnings to fixed charges	9.25	20.76	15.02	4.43	2.97	2.88

DESCRIPTION OF OUR CAPITAL STOCK

The following summary description of the capital stock of the Company does not purport to be complete and is subject to the provisions of the Amended and Restated Certificate of Incorporation and Bylaws of the Company, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and the provisions of applicable law.

Authorized and Outstanding Capital Stock

As of the date of the Prospectus Supplement, the authorized Capital Stock of the Company will consist of 520,000,000 shares of Common Stock, par value $0.01 per share, and 20,000,000 shares of Preferred Stock, par value $0.01 per share. Of the 520,000,000 authorized shares of Company common stock, 500,000,000 shares will be designated Class A common stock and 20,000,000 shares will be designated as Class B Common Stock. As of August 3, 2012, there were 97,814,427 shares of Class A common stock issued and outstanding, no shares of Class B Common Stock issued and outstanding. As of April 2, 2012, there were 354 holders of record of our Common Stock.

Common stock

Voting Rights. Except as otherwise required by law or, as described below, by the Amended and Restated Certificate of Incorporation, the holders of shares of Class A common stock will together as a single class. Each share of Class A common stock entitles the registered holder thereof to one vote. There are no cumulative voting and, therefore, holders of a majority of the shares of Class A common stock can elect all of the directors.

Subject to the rights of holders of our preferred stock, the holders of Class A common stock are entitled to elect all members of the Company’s Board of Directors and the holders of Class B Common Stock have no voting rights except as otherwise provided by law.

Conversion Rights. Pursuant to the Amended and Restated Certificate of Incorporation, subject to certain limitations and upon satisfaction of certain conditions, holders of Class B Common Stock are entitled to convert their shares into the same number of shares of Class A common stock and holders of Class A common stock are entitled to convert their shares into the same number of shares of Class B Common Stock.

Liquidation. In the event of any liquidation, dissolution or winding up of the Company, after payment in full to creditors and distribution in full of the preferential amounts, if any, to be distributed to holders of shares of preferred stock that may at the time be outstanding, unless otherwise required by law, holders of shares of common stock will be entitled to receive all the remaining assets and funds of the Company for distribution to stockholders in proportion to the number of shares of common stock held by them, without regard to class.

Dividends. Subject to the preferential rights of holders of preferred stock, if any, the holders of shares of common stock are entitled to receive, when, as and if declared by the Board of Directors, out of the assets or funds of the Company which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock. Pursuant to the Amended and Restated Certificate of Incorporation, no dividend will be declared or paid in respect of any class of common stock by the Company unless the holders of all classes of common stock receive the same per share dividend, payable in the same amount and type of consideration, as if such classes constituted a single class, except that if any dividend is declared that is payable in shares of common stock or other voting securities of the Company, or in options, warrants or other rights to acquire shares of common stock, then such dividend will be declared and paid at the same rate per share with respect to each class of Common Stock, but the dividend payable on shares of Class B Common Stock will be payable only in shares of, or in options, warrants or other rights to acquire shares of Class B Common Stock.

Preferred stock

Under the Amended and Restated Certificate of Incorporation, the Board of Directors is expressly authorized, without further stockholder approval, to provide for the issuance of all or any shares of Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by law. See “Description of the Preferred Stock” for information concerning our Series A-1 preferred stock and Series A-2 preferred stock.

Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Bylaws and the DGCL

Certificate of Incorporation and Bylaws. The Certificate of Incorporation provides that stockholders are not entitled to act by written consent in lieu of a meeting except where such consent is unanimous. This provision of the Amended and Restated Certificate of Incorporation could discourage potential acquisition proposals and could delay or prevent a change of control of the Company.

Delaware Takeover Statute. The Company is subject to Section 203 of the DGCL (“Section 203”), which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defined an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Other Provisions. The holders of Common Stock are not entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the holders of each share of Class A common stock and Class B common stock shall be entitled to receive the same per share consideration without regard to class. No class of Common Stock may be split, subdivided, reclassified or otherwise changed unless the other class of Common Stock concurrently is split, subdivided, reclassified or otherwise changed in the same proportion and in the same manner. All outstanding shares of our capital stock are, and the shares of Class A common stock and Series A preferred stock offered by the selling stockholders hereby will be upon issuance, validly issued, fully paid and nonassessable.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Company’s Common Stock is Computershare.

Listing

Our Class A common stock is listed on the New York Stock Exchange under the symbol “KCG.”

PRICE RANGE OF COMMON STOCK

On May 25, 2010, the Company commenced trading under the ticker symbol “KCG” on the NYSE as well as the Professional Segment of the Paris market of NYSE Euronext. Previously, our Class A common stock was listed on the Nasdaq Global Select Market under the symbol “NITE.” Public trading of our Class A common stock commenced on July 8, 1998. The following table sets forth the high and low sales prices per share of our common stock, as reported by the NYSE or the Nasdaq Global Select Market for the periods indicated.

	High	Low
2012
Third Quarter (through August 6, 2012)	$12.00	$2.58
Second Quarter	13.51	11.55
First Quarter	13.53	11.54

2011
Fourth Quarter	$13.93	$11.31
Third Quarter	13.27	10.35
Second Quarter	13.77	10.79
First Quarter	14.69	12.59

2010
Fourth Quarter	$14.03	$12.36
Third Quarter	14.90	11.88
Second Quarter	15.78	13.79
First Quarter	16.70	14.89

The closing price of our Class A common stock, as reported by the NYSE, on August 6, 2012 was $3.07 per share. As of August 3, 2012, there were 97,814,427 shares of Class A common stock outstanding. As of April 2, 2012 there were approximately 354 holders of record of our Class A common stock.

DIVIDEND POLICY

We have never declared or paid a cash dividend on our Class A common stock and are not obligated to pay the cumulative cash dividends on our preferred stock. The payment of cash dividends is within the discretion of our Board of Directors and will depend on many other factors, including, but not limited to, our results of operations, financial condition, capital requirements, restrictions imposed by financing arrangements, general business conditions and legal requirements.

SELLING STOCKHOLDERS

The selling stockholders may from time to time offer and sell any or all of the shares of our preferred stock or underlying shares of Class A common stock set forth below pursuant to this prospectus supplement and the accompanying prospectus. However, the selling stockholders are under no obligation to sell any of the shares of Class A common stock or preferred stock offered pursuant to this prospectus supplement. We have agreed to pay all fees and expenses incident to the registration of the shares of preferred stock and Class A common stock owned by the selling stockholders.

When we refer to the “selling stockholders” in this prospectus supplement, we mean the persons set forth below and their subsidiaries, donees, pledgees, transferees and other successors-in-interest.

The selling stockholders initially acquired the preferred shares covered by this prospectus supplement and the accompanying prospectus on August 6, 2012, at the closing of the Capital Infusion Transaction as described above under “Prospectus Supplement Summary—Recent Developments—Capital Infusion Transaction,” and such shares are convertible under certain circumstances into shares of Class A common stock, which shares are also covered by this prospectus supplement and the accompanying prospectus. The selling stockholders may at any time and from time to time offer and sell pursuant to this prospectus supplement and the accompanying prospectus any or all of the shares of our preferred stock and the underlying shares of Class A common stock covered by this prospectus supplement in any type of transaction as more fully described under “Plan of Distribution” in this prospectus supplement.

In connection with the Capital Infusion Transaction and in accordance with the terms of the related Securities Purchase Agreement, certain of the selling stockholders or their affiliates obtained rights to board representation. Specifically, we agreed to appoint three new members to our board of directors within one month from August 6, 2012 consisting of: (i) an individual selected by Blackstone Capital Partners VI L.P.; (ii) an individual selected by GA-GTCO, LLC (“General Atlantic”), which is an investor in the parent company of GETCO Strategic Investments, LLC (“GSI”); and (iii) an individual that would be proposed by our board and acceptable to Jefferies & Company, Inc. Each of Blackstone and General Atlantic will be entitled to select such members of the Board, and Jefferies will be entitled to approve the individual proposed by the Board, for so long as each such entity (and, in the case of General Atlantic, GSI) holds at least 25% of the preferred stock purchased by such entity pursuant to the Securities Purchase Agreement.

The following table sets forth the aggregate number of shares of preferred stock and Class A common stock (on an as-converted basis) beneficially owned by the selling stockholders as of August 6, 2012 and the maximum number of shares offered by the selling stockholders pursuant to this prospectus supplement and accompanying prospectus. Due to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, a holder may be unable to convert all of such holders shares of Series A-2 preferred stock into Series A-1 preferred stock until such holder has made the required filing with the U.S. antitrust authorities and the applicable waiting period has expired or been earlier terminated. Beneficial ownership is determined in accordance with the rules of the SEC, and these rules generally provide that a person is a beneficial owner of securities if such person has or shares the power to vote or direct voting or dispose or direct the disposition of such securities, or has the right to acquire such powers within 60 days. The following table may be expanded or supplemented in additional prospectus supplements if and when necessary.

Our calculation of the percentage of beneficial ownership before this offering is based on 97,814,427 shares of Class A common stock issued and outstanding as of August 3, 2012.

The information provided in the table below with respect to the selling stockholders has been obtained from the selling stockholders.

	Beneficial Ownership Before this Offering							Beneficial Ownership After this Offering
Investor Name	Series A-1 Preferred Stock	Series A-2 Preferred Stock	Total Preferred Stock Held	Common Stock (including Preferred Stock on an As- converted Basis)	Percent of Class A Common Stock	Percent of Class A Common Stock Assuming Full Conversion of Preferred Stock	Maximum Shares Being Offered	Common Stock (including Preferred Stock on an As- converted Basis)	Percent of Class A Common Stock Assuming Full Conversion
Blackstone Capital Partners VI L.P.(1)	17,298	69,629	86,927	57,951,362	37.2%	15.9%	57,951,362	—	*

Blackstone Family Investment Partnership VI ESC L.P.(1)	105	424	529	352,666	*	*	352,666	—	*

Blackstone Family Investment Partnership VI L.P.(1)	8	36	44	29,333	*	*	29,333	—	*

GETCO Strategic Investments, LLC(2)	17,413	70,087	87,500	58,333,362	37.4%	16.0%	58,333,362	—	*

Jefferies & Company, Inc.(3)	19,901	80,099	100,000	66,666,700	40.5%	18.3%	66,666,700	—	*

Jefferies High Yield Trading, LLC(3)	4,975	20,025	25,000	16,667,675	14.6%	4.6%	16,666,675	1,000	*

Stephens Investments Holdings LLC(4)	5,970	24,030	30,000	20,000,010	17.0%	5.5%	20,000,010	—	*

Stifel Financial Corp.(5)	5,970	24,030	30,000	20,000,010	17.0%	5.5%	20,000,010	—	*

TD Ameritrade Holding Corporation	7,960	32,040	40,000	26,666,680	21.4%	7.3%	26,666,680	—	*

*	Less than 1.0%

(1)	The Blackstone Funds beneficially own 17,411 shares of Series A-1 preferred stock (convertible, upon the occurrence of certain conditions, into approximately 11,607,339 shares of Class A common stock, subject to certain adjustments) and 70,089 shares of Series A-2 preferred stock (convertible, upon the occurrence of certain conditions, into a like number of Series A-1 preferred stock or into 46,726,023 shares of Class A common stock, subject to certain adjustments), including (i) 17,298 shares of Series A-1 preferred stock and 69,629 shares of Series A-2 preferred stock held by Blackstone Capital Partners VI L.P., (ii) 8 shares of Series A-1 preferred stock and 36 shares of Series A-2 preferred stock held by Blackstone Family Investment Partnership VI L.P., and (iii) 105 shares of Series A-1 preferred stock and 424 shares of Series A-2 preferred stock held by Blackstone Family Investment Partnership VI ESC L.P. (collectively, the “Blackstone Funds”).

Blackstone Management Associates VI L.L.C. is the general partner of Blackstone Capital Partners VI L.P. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C.

BCP VI Side-By-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership VI L.P. and Blackstone Family Investment Partnership VI ESC L.P.

Blackstone Holdings III L.P. is the managing member and the owner of a majority in interest of BMA VI L.L.C. and the sole member of BCP VI Side-By-Side GP L.L.C. Blackstone Holdings III GP L.P is the general partner of Blackstone Holdings III L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C.

Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the Preferred Stock beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each, other than the Blackstone Funds to the extent of their direct holdings, disclaims beneficial ownership of such Preferred Stock. The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(2)	Getco Strategic Investments, LLC (“Getco Strategic Investments”) is a wholly-owned subsidiary of Getco Holding Company, LLC (“Getco”). The managers of Getco Holding Company, LLC are Stephen Schuler and Daniel Tierney (collectively the “Getco Managers”). Getco and each of the Getco Managers may be deemed to beneficially own the securities held by Getco Strategic Investments. Getco and each of the Getco Managers each disclaim beneficial ownership of such securities except to the extent of their pecuniary interests therein.

(3)	Jefferies Group, Inc. (“Group”) is the sole owner of Jefferies & Company, Inc. (“Jefferies”), and, in such capacity, may be deemed to beneficially own the securities held by Jefferies. Group disclaims beneficial ownership of such securities except to the extent of its pecuniary interest.

Jefferies High Yield Holdings, LLC (“Holdings”) is the sole owner of Jefferies High Yield Trading, LLC (“Trading”), and, in such capacity, may be deemed to beneficially own the shares held by Trading. Jefferies & Company, Inc. (“Jefferies”) has a service agreement with Trading pursuant to which Trading has granted to Jefferies the power to vote or direct the vote, and to dispose or to direct the disposition of, shares held by Trading, and, accordingly, Jefferies may be deemed to beneficially own the shares held by Trading. Jefferies Group, Inc. is the sole owner of Jefferies and a member of Holdings, and, in such capacities, may be deemed to beneficially own the shares held by Trading and beneficially owned by Holdings and Jefferies. Holdings, Jefferies and Group disclaim beneficial ownership of such securities held by Trading except to the extent of their pecuniary interests.

Group is the sole owner of Jefferies Strategic Investments, LLC and, in such capacity, may be deemed to beneficially own the shares held by Jefferies Strategic Investments, LLC. Group disclaims beneficial ownership of such securities except to the extent of its pecuniary interest.

(4)	Stephens Investments Holdings LLC (“SIH”) is the direct owner of 30,000 shares of preferred stock. Its managers and principal executive officers are Warren A. Stephens, Curtis F. Bradbury, Jr., and Douglas H. Martin. The sole owner of SIH is Warren A. Stephens Revocable Trust UID 8119/05, Warren A. Stephens, sole trustee. Mr. Stephens is principally employed as President and CEO of Stephens Inc., an Arkansas corporation, and as President of SIH, Mr. Stephens may be deemed to control SIH. Mr. Bradbury and Mr. Martin disclaim beneficial ownership of such shares.

(5)	Stifel Financial Corp. is the beneficial owner of the securities.

DESCRIPTION OF THE PREFERRED STOCK

The following summary of the terms of our Series A-1 Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share, and Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share, may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Certificates of Designations of Preferences and Rights of the Series A-1 preferred stock and Series A-2 preferred stock, our Amended and Restated Certificate of Incorporation, as amended, and our Amended and Restated By-laws. You should refer to, and read this summary together with those documents, which are incorporated into this prospectus supplement by reference.

Designation. The Series A-1 Preferred Stock is designated as Series A-1 Cumulative Perpetual Convertible Preferred Stock and the Series A-2 Preferred Stock is designated as Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock. Collectively the Series A-1 Preferred Stock and Series A-2 Preferred Stock are referred to in this section as the Series A Preferred Stock.

Authorized Shares. The number of authorized shares of Series A-1 Preferred Stock is 400,000, and the number of authorized shares of Series A-2 Preferred Stock is 320,400. Each of the Series A-1 preferred stock and the Series A-2 preferred stock have a par value of $0.01.

Ranking. The Series A-1 Preferred Stock and the Series A-2 Preferred Stock rank on a parity with each other as to dividend rights and rights of liquidation. The Series A Preferred Stock ranks senior to the Company’s Class A common stock and to all classes of the Company’s common equity and preferred equity with respect to the payment of dividends and rights of liquidation.

Dividends. Holders of Series A Preferred Stock are entitled to receive, on each outstanding share of Series A Preferred Stock, out of funds of the Company legally available for payment, cumulative cash dividends at a rate per annum equal to 2% on (1) the stated value of $1,000 per share and (2) the amount of accrued and unpaid dividends on such share. Dividends on the Series A Preferred Stock accrue daily will be payable quarterly, in arrears, but only when, as and if declared by the Board of Directors or a duly authorized committee on each January 15, April 15, July 15 and October 15, commencing on October 15, 2012. If any date on which dividends would otherwise be payable shall not be a business day, then the date of payment of dividends need not be made on such date, but may be made on the next succeeding business day. In addition, if dividends are declared or paid on junior stock, the Series A Preferred Stock will participate on an as converted basis.

Restrictions on Dividend and Repurchases. So long as any shares of Series A Preferred remain outstanding, no dividend or distribution may be paid or declared on junior stock (other than a dividend paid solely in shares of junior stock) and no junior stock may be purchased, redeemed or otherwise acquired for consideration by the Company or its subsidiaries unless all accrued and unpaid dividends for all past dividend periods have been declared and paid in full (or declared and a sum sufficient for payment set aside). This limitation does not apply to (1) repurchases, redemptions or other acquisitions of shares of junior stock in connection with (x) any employment contract, benefit plan or similar arrangement, or (y) a dividend repurchase or stockholder stock purchase plan, (2) an exchange, redemption or conversion of any class or series of junior stock (or junior stock of a subsidiary of the Company) for junior stock, (3) the purchase of fractional interests in shares of junior stock under the conversion or exchange provisions of junior stock of the security being converted or exchanged, (4) any declaration of a dividend, or issuance of rights, stock or other property, or redemption or repurchase of rights, in each case in connection with or pursuant to any stockholders’ rights plan, (5) any dividend of junior stock, warrants, options or other rights to acquire junior stock that are not cash settled.

Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up on the affairs of the Company, the holders of the Series A Preferred Stock will be entitled, for each share of the Preferred Stock held, out of the remaining assets and funds of the Company legally available for distribution, to the sum of $1,000 per share plus accrued but unpaid dividends.

In the event the assets of the Company available for distribution to shareholders upon any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, are insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series A Preferred Stock, holders of Series A Preferred Stock will be paid pro rata in accordance with the respective aggregate liquidation preference described above.

Voting Rights. The Series A-2 Preferred Stock have no voting rights. The Series A-1 Preferred Stock are entitled to vote with the holders of the Company’s common stock on an as-converted basis. In addition, so long as at least 33 1/3% of the shares of Series A-1 Preferred Stock that were issued pursuant to the Securities Purchase Agreement are outstanding, the vote or consent of holders of at least a majority of the shares of Series A-1 Preferred Stock at the time outstanding, voting in person or by proxy, either in writing without a meeting or by vote at any meeting, are necessary for any amendment or alteration of the Company’s Certificate of Incorporation to authorize, create or increase the authorized amounts of any shares of or the issuance of any shares of the Company’s capital stock, including by merger, recapitalization, reorganization or otherwise, other than in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or a dividend reinvestment or stockholder stock purchase plan. So long as any shares of Series A-1 Preferred Stock that were issued pursuant to the Securities Purchase Agreement are outstanding, the vote or consent of holders of at least a majority of the shares of Series A-1 Preferred Stock at the time outstanding, voting in person or by proxy, either in writing without a meeting or by vote at any meeting, are necessary for any (1) amendment of the Company’s Certificate of Incorporation to authorize or create, or increase the authorized amount of, any shares of Series A-1 Preferred Stock or the issuance other than pursuant to the Securities Purchase Agreement of any shares of the Series A-1 Preferred Stock, including by way of merger or otherwise; (2) any amendment of the Certificate of Incorporation of the Company so as to adversely affect the rights, preferences, privileges or voting powers of the Series A-1 Preferred Stock, including by way of merger, recapitalization, reorganization or otherwise, (3) any consummation of a binding share exchange or reclassification involving the Series A-1 Preferred Stock or of a merger or consolidation of the Company into another entity, unless in each case, (x) the shares of Series A-1 Preferred Stock remain outstanding or are converted into or exchanged for preference securities of the ultimate surviving entity and (y) such shares remain outstanding or such preferences securities of the ultimate surviving entity have such rights, preferences, privileges and voting powers and limitations and restrictions that are not materially less favorable to the holders than immediately prior to such transaction.

Redemption. The Series A Preferred Stock is not redeemable except in the case of a “fundamental change.” Beginning on the date that a fundamental change occurs and ending on the date that is 30 days later, a holder may elect to require the Company to redeem such holder’s shares of Series A Preferred Stock for consideration payable (at the option of the Company) in cash or securities listed on a national securities exchange with a fair market value equal to the greater of (1) the fair market value of the Series A Preferred Stock or (2) $1,000 per share plus accrued but unpaid dividends thereon. However prior to the Full Convertibility Date (as described below), any such redemption would be limited to a redemption which would not violate the NYSE stockholder approval policy. If the Company fails to pay any holder the applicable redemption price within five business days after the redemption date, the holder will be entitled to interest on the redemption price at a per annum rate equal to the lower of 8% and the highest interest rate permitted by applicable law until the date of payment. A fundamental change means the occurrence of any of the following events:

•

a “person” or “group” as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act), files a Schedule TO or similar report under the Exchange Act disclosing that such person or group has become the “beneficial owner”, as defined in Section 13(d) of the Exchange Act, of common equity of the Company representing more than 50% of the voting power of the outstanding Company common stock;

•

consummation of any consolidation or merger of the Company or similar transaction or any sale, lease or other transfer of all or substantially all of the consolidated assets of the Company, taken as a whole, that results of a change in control, and as a result of which the common stock will be converted into, or receive a distribution of the proceeds in, cash, securities or other property, other than a transaction in which persons that beneficially owned voting shares of the Company prior to the transaction beneficially own voting shares representing a majority of the total voting power of the continuing or surviving person or its ultimate parent immediately after the transaction;

•

shares of the Company common stock are not listed on any US national securities change or cease to be traded in contemplation of a delisting (other than as a result of a change of control transaction described above).

Conversion at the Option of the Holder. A holder has the right to convert its shares of the Series A-1 Preferred Stock at any time, in whole or in part into shares of Company common stock at the then applicable conversion rate, subject to satisfaction of the specified conversion procedures. The initial conversion rate is 666.667 shares of Company common stock per share of Series A Preferred Stock, subject to certain adjustments and the conversion price is equal to $1,000 divided by the applicable conversion rate. Prior to the date that the stockholder approval requirements of Section 312.03 of the NYSE Listed Company Manual or the conditions to the exemption therefrom received by the Company have been satisfied, to the extent applicable, (which we refer to as the Full Convertibility Date) the Company will not issue a number of shares of common stock exceeding the product of 19.99% and the total number of shares of common stock outstanding immediately prior to the issuance of Series A-1 preferred stock pursuant to the Securities Purchase Agreement. The Full Convertibility Date is expected to occur on the date that is the later of August 11, 2012 and two days following our mailing a notification letter to our stockholders regarding not having sought or obtained stockholder approval in connection with the Capital Infusion Transaction. Following the Full Convertibility Date, any share of Series A-2 preferred stock may be converted by a holder into a share of Series A-1 preferred stock by delivery of a written notice to the Company of such conversion and a certification that all required regulatory approvals have been obtained and applicable waiting periods have expired.

Mandatory Conversion. If the Company’s Class A common stock price has exceeded 200% of the then applicable conversion price for 60 consecutive trading days all of the outstanding shares of Series A Preferred Stock will mandatorily convert into shares of common stock of the Company at the then applicable conversion rate and the holders will also have the right to receive an amount in cash equal to accrued and unpaid dividends up to the conversion date.

Anti-Dilution Provisions. The conversion price of the Series A Preferred Stock is also subject to customary anti-dilution adjustments, which will be made (subject to certain exceptions) in the event that the Company:

•	issues shares of Company common stock as a dividend or distribution on shares of common stock;

•	effects a share split or share combination in respect of the Company common stock;

•

distributes to all or substantially all holders of the Company common stock any rights or warrants entitling them for a period of not more than 45 calendar days from the record date of such distribution to subscribe for or purchase shares of the Company common stock at a price per share less than the closing price of the common stock on the trading day immediately preceding the record date;

•

distributes to all or substantially all holders of the Company’s common stock shares of any class of capital stock of the Company, evidences of its indebtedness, assets, property or rights or warrants to acquire the Company’s common stock;

•	pays a dividend or other distribution on the Company’s common stock consisting of shares of capital stock of or relating to a subsidiary or other business unit of the Company;

•	pays a cash dividend or distribution to all or substantially all holders of common stock; or

•

pays cash or other consideration in respect of a tender offer or exchange offer for all or any portion of the Company common stock, where such consideration exceeds the closing price of the Company common stock on the trading day immediately prior to the expiration date of such tender or exchange.

Reorganization Events. In the event of (1) a consolidation or merger of the Company with or into another person or of another person with or into the Company, (2) any sale, transfer, lease or other conveyance of the property of the Company as an entirety or substantially as an entirety, (3) any statutory share exchange of the Company with another person (other than in connection with a merger or acquisition) or (4) any liquidation, dissolution or termination of the Company, in each case in which holders of common stock would be entitled to receive cash, securities or other property for their shares of common stock, each share of Series A preferred stock outstanding immediately prior to such reorganization event, shall become convertible into the kind of cash, securities and other property receivable in such reorganization event by a holder of one share of Company common stock (that was not the counterparty to the reorganization event or any affiliate of such party.

Transfer Agent. The Company intends to appoint Computershare to serve as the transfer agent, registrar, payment agent and conversion agent for our Series A preferred stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

In this section, we summarize the material U.S. federal income tax considerations relating to the purchase, beneficial ownership, conversion and disposition of the preferred stock and the ownership and disposition of the Class A common stock received in respect thereof. This summary is limited to holders that will hold the preferred stock and Class A common stock as “capital assets” (as defined in the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”) and that purchase the preferred stock in the initial offering at its issue price. This summary assumes that the preferred stock is issued for an amount equal to its liquidation preference.

We do not address all of the tax consequences that may be relevant to you in light of your particular circumstances or to you if you are a holder subject to special rules, such as a bank, thrift institution, real estate investment trust, regulated investment company, personal holding company, controlled foreign corporation, passive foreign investment company, insurance company, broker, trader or dealer in securities or currencies, U.S. expatriate, or Non-U.S. Holder (as defined below) that owns, or is deemed to own, more than 5% of the preferred stock or more than 5% of our Class A common stock. Further, we do not address:

•	the U.S. federal income tax consequences to you if you are a tax exempt organization that holds the preferred stock or our Class A common stock;

•	the U.S. federal estate, gift or alternative minimum tax consequences to you of the purchase, beneficial ownership, conversion or disposition of the preferred stock or our Class A common stock;

•

the U.S. federal income tax consequences to you if you hold the preferred stock or our common stock in a “straddle” or as part of a “hedging,” “conversion” or “constructive sale” transaction or if your “functional currency” is not the U.S. dollar or if there is any indebtedness “directly attributable” to your interest in the preferred stock or our Class A common stock; or

•

any state, local or foreign tax consequences to you of the purchase, beneficial ownership, conversion or disposition of the preferred stock or our Class A common stock or the tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

This summary is based on the Code, U.S. Treasury regulations (proposed, temporary and final) issued thereunder and administrative and judicial interpretations thereof, all as they currently exist as of the date of this prospectus supplement and all of which are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.

You are a “U.S. Holder” if you are a beneficial owner of the preferred stock or Class A common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

You are a “Non-U.S. Holder” if you are a beneficial owner of the preferred stock or Class A common stock that is not a U.S. Holder or a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the preferred stock or our Class A common stock, the U.S. federal income tax treatment of the partnership and its partners generally will depend on the status of the partner and the activities of the partnership and its partners. If you are a partner in a partnership holding the preferred stock or our Class A common stock, you should consult your tax advisor with regard to the U.S. federal income tax treatment of an investment in the preferred stock or our Class A common stock.

U.S. Holders

Distributions. Generally, any distribution with respect to the preferred stock or our Class A common stock that is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will constitute a dividend and will be includible in gross income by you when paid.

Any such dividend should be eligible for the dividends-received deduction if you are a qualifying corporate U.S. Holder that meets the holding period and other requirements for the dividends-received deduction. In addition, if you are a corporate U.S. Holder, you may be required to reduce your basis in the preferred stock or our Class A common stock or recognize gain with respect to certain “extraordinary dividends,” as provided under Section 1059 of the Code. You should consult your own tax advisor concerning the application of these rules in light of your particular circumstances.

In addition, any such dividend should be considered a “qualified dividend” provided that certain minimum holding period and other requirements are satisfied. Qualified dividend income received in taxable years beginning before January 1, 2013 by certain non-corporate U.S. Holders, including individuals, generally will be subject to reduced rates of taxation. Non-corporate U.S. Holders that receive an “extraordinary dividend,” as defined under Section 1059 of the Code, would be required to treat any loss on the sale of the preferred stock or Class A common stock as long-term capital loss to the extent such dividends received by them qualify for such reduced tax rates. You should consult your own tax advisor concerning the application of these rules in light of your particular circumstances.

Distributions with respect to the preferred stock or our Class A common stock in excess of our current or accumulated earnings and profits would be treated first as a non-taxable return of capital to the extent of your basis in the preferred stock or our Class A common stock (thus reducing such tax basis dollar-for-dollar), and thereafter as capital gain, which will be long-term capital gain if the U.S. Holder has held such stock at the time of distribution for more than one year.

Sale, Exchange or Other Disposition. Upon a sale, exchange or other disposition of the preferred stock or our Class A common stock (not including a conversion of the preferred stock into our common stock), you generally will recognize capital gain or loss equal to the difference between the amount realized (not including any amount attributable to declared and unpaid dividends, which generally will be taxable as described above, under “— U.S. Holders — Distributions,” to U.S. Holders that have not previously included such dividends in income) and your adjusted tax basis in the preferred stock or our Class A common stock so disposed. Such capital gain or loss generally will be long-term capital gain or loss if you have held the preferred stock or our Class A common stock for more than one year at the time of disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally are subject to reduced rates of taxation, but such rates are set to increase beginning on January 1, 2013. The deductibility of capital losses is subject to limitations.

Conversion of the Preferred Stock into Our Class A Common Stock. You generally will not recognize any gain or loss in respect of the receipt of our Class A common stock upon the conversion of the preferred stock. The adjusted tax basis of our Class A common stock that you receive on conversion will equal the adjusted tax basis of the preferred stock converted (reduced by the portion of adjusted tax basis allocated to any fractional common share exchanged for cash, as described below), and the holding period of such common stock received on conversion will generally include the period during which you held the preferred stock prior to conversion.

Cash received in lieu of a fractional common share will generally be treated as a payment in a taxable exchange for such fractional common share, and capital gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional common share. Any cash received attributable to any declared and unpaid dividends on the preferred stock will be treated as described above under “— U.S. Holders — Distributions.”

In the event a U.S. Holder’s preferred stock is converted or exchanged in connection with or following certain transactions including our consolidation or merger with another person, or the terms of the preferred stock change by reason of our consolidation or merger with another person or another transaction, the tax treatment will depend upon the underlying facts. Each U.S. Holder should consult its tax advisor to determine the specific tax treatment of a conversion, exchange or change in terms under such circumstances.

Adjustment of the Conversion Rate. The conversion rate of the preferred stock is subject to adjustment. U.S. Treasury regulations promulgated under Section 305 of the Code could, under certain circumstances, treat a U.S. Holder of the preferred stock as having received a constructive distribution includable in such U.S. Holder’s income in the manner described above under “— U.S. Holders — Distributions” if and to the extent that certain adjustments in the conversion rate (or failures to adjust) increase the proportionate interest of a U.S. Holder in our earnings and profits or assets. Thus, under certain circumstances, U.S. Holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the U.S. Holders of the preferred stock, however, will generally not be considered to result in a constructive dividend distribution.

Backup Withholding and Information Reporting. In general, you may be subject to backup withholding, currently at a rate of 28%, and information reporting with respect to distributions with respect to the preferred stock or our Class A common stock and the proceeds received from the disposition of the preferred stock or our Class A common stock, unless you are an entity exempt from backup withholding, such as a corporation or a tax-exempt entity, and, when required, demonstrate this fact. If you are not exempt, you will be subject to information reporting and, unless you provide your Taxpayer Identification Number, satisfy certain certification requirements and otherwise comply with the applicable requirements of the backup withholding rules, you will be subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax and may entitle you to a refund, provided that you furnish the required information to the IRS in a timely manner.

Non-U.S. Holders

Distributions. In general, distributions treated as dividends as described above under “— U.S. Holders— Distributions” (including any constructive distributions taxable as dividends) with respect to the preferred stock or our Class A common stock will be subject to U.S. federal withholding tax at a 30% rate, unless such rate is reduced by an applicable tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States and, in the case of an applicable tax treaty, are attributable to your permanent establishment in the United States, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates as if you were a U.S. Holder (as described above). You will be required to comply with certain certification and disclosure requirements in order for effectively connected income to be exempt from withholding or to claim a reduced treaty rate. Any such effectively connected dividends received by you if you are a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable tax treaty.

Sale, Exchange or Other Disposition. Any gain that you realize upon a sale, exchange or other disposition of the preferred Stock or our Class A common stock (including, in the case of conversion, the deemed exchange that gives rise to a payment of cash in lieu of a fractional common share) generally will not be subject to U.S. federal income or withholding tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States and, in the case of an applicable tax treaty, is attributable to your permanent establishment in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain conditions are met; or

•

we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held the preferred stock or our Class A common stock. However, we do not believe that we are currently, and do not anticipate becoming, a U.S. real property holding corporation.

If your gain is described in the first bullet point above, you generally will be subject to U.S. federal income tax on the net gain derived from the sale. If you are a corporation, then any such effectively connected gain may also, under certain circumstances, be subject to the branch profits tax at a 30% rate, or such lower rate as may be prescribed under an applicable tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% U.S. federal tax on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though you are not considered a resident of the United States.

Conversion of the Preferred Stock into Our Class A Common Stock. You generally will not recognize any gain or loss in respect of the receipt of our common stock upon the conversion of the preferred stock, except with respect to any cash received in lieu of a fractional share that is taxable as described above under “— Non-U.S. Holders — Sale, Exchange or Other Disposition.”

In the event a Non-U.S. Holder’s preferred stock is converted or exchanged in connection with or following certain transactions including our consolidation or merger with another person, or the terms of the preferred stock change by reason of our consolidation or merger with another person or another transaction , the tax treatment will depend upon the underlying facts, but will, in general, either be a nontaxable event or subject to the rules described above or below under “— Non-U.S. Holders — Sale, Exchange or Other Disposition”, “— Non-U.S. Holders — Distributions,” or “— Non-U.S. Holders — Adjustment of the Conversion Rate.” Each Non-U.S. Holder should consult its tax advisor to determine the specific tax treatment of a conversion, exchange or change in terms under such circumstances.

Adjustment of the Conversion Rate. As described above under “— U.S. Holders — Adjustment of the Conversion Rate,” adjustments in the conversion rate (or failures to adjust the conversion rate) that increase the proportionate interest of a Non-U.S. Holder in our earnings and profits or assets could result in deemed distributions to the Non-U.S. Holder that are treated as dividends for U.S. federal income tax purposes. Any constructive dividend deemed paid to you will be subject to U.S. federal income tax or withholding tax in the manner described above under “— Non-U.S. Holders — Distributions.” It is possible that U.S. federal tax on the constructive dividend would be withheld from subsequent payments on the preferred stock or our Class A common stock. If you are subject to withholding tax under such circumstances, you should consult your own tax advisor as to whether you can obtain a refund for all or a portion of the withholding tax.

Backup Withholding and Information Reporting. In general, you will not be subject to backup withholding with respect to payments that we make to you, provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us an appropriate statement certifying, under penalties of perjury, that you are not a U.S. person. In addition, you will not be subject to backup withholding with respect to the proceeds of the sale of the preferred stock or our Class A common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

Additional Withholding Requirements. Under recently enacted legislation and administrative guidance regarding foreign account tax compliance, a 30% withholding tax would be imposed on dividends paid on our preferred stock or Class A common stock after December 31, 2013 and gross proceeds from the disposition of our preferred stock or Class A common stock paid after December 31, 2014 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. Investors should consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the shares of our stock.

CERTAIN BENEFIT PLAN CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition, holding and, to the extent relevant, disposition of the preferred stock or Class A common stock (the “securities”) by or to an employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that is subject to Title I of ERISA, a plan described in Section 4975 of the United States Internal Revenue Code of 1986, as amended (the “Code”), including an individual retirement account (“IRA”) or a Keogh plan, a plan subject to provisions under applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or Section 4975 of the Code (“Similar Laws”) and any entity whose underlying assets include “plan assets” by reason of any such employee benefit or retirement plan’s investment in such entity (each of which we refer to as a “Plan”).

THIS DISCUSSION IS BASED ON CURRENT PROVISIONS OF THE CODE, TREASURY REGULATIONS PROMULGATED THEREUNDER, ERISA AND U.S. DEPARTMENT OF LABOR REGULATIONS PROMULGATED THEREUNDER, JUDICIAL OPINIONS, PUBLISHED POSITIONS OF THE INTERNAL REVENUE SERVICE AND U.S. DEPARTMENT OF LABOR, AND OTHER APPLICABLE AUTHORITIES, ALL OF WHICH ARE SUBJECT TO CHANGE (POSSIBLY WITH RETROACTIVE EFFECT). THIS DISCUSSION DOES NOT ADDRESS ALL ASPECTS OF U.S. AND SIMILAR LAWS THAT MAY BE IMPORTANT TO A PLAN IN LIGHT OF THAT PLAN’S PARTICULAR CIRCUMSTANCES, AND DOES NOT ADDRESS ANY PARTICULAR ASPECTS OF NON-U.S. LAWS AND OTHER SIMILAR LAWS.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan with its fiduciaries or other interested parties. In general, under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA or Section 4975(g)(3) of the Code) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code, but may be subject to similar prohibitions under Similar Laws.

In considering the acquisition and holding of the securities with a portion of the assets of any ERISA Plan or other Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the ERISA Plan or other Plan, and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA prohibits ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of Section 3(14) of ERISA, and Section 4975 of the Code imposes an excise tax on certain “disqualified persons,” within the meaning of Section 4975 of the Code, who engage in similar transactions, in each case unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to other penalties and liabilities under ERISA and the Code. In addition, a fiduciary of an ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. In the case of an IRA, the occurrence of a prohibited transaction could cause the IRA to lose its tax-exempt status.

We, the selling stockholders and certain of our affiliates, may be a party in interest or disqualified person with respect to a Plan. As a result, the acquisition, holding and, to the extent relevant, disposition of any securities by an ERISA Plan with respect to which we, the selling stockholders or certain of our affiliates is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is effected and the securities are held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the securities. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code each provides a limited exemption, referred to as the “service provider exemption,” from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control, or render any investment advice, with respect to the assets of any ERISA Plan involved in the transaction and, provided further, that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied at the time that the securities are acquired by a purchaser, or thereafter, if the facts relied upon for utilizing a prohibited transaction exemption change.

Because of the foregoing, a Plan may not acquire securities, unless such acquisition and holding of such securities will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or similar violation of any applicable Similar Laws.

Representation

Any person acquiring and holding securities will be deemed to have represented and warranted that either (i) it is not a Plan and no portion of the assets used to acquire or hold such securities constitutes assets of any Plan or (ii) the acquisition, holding and, to the extent relevant, disposition of securities will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering an acquisition of securities on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of securities. The acquisition, holding and, to the extent relevant, disposition of securities by or to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of our common stock and preferred stock received after the date of this prospectus supplement from the selling stockholders as a gift, pledge, partnership distribution or other transfer, may offer, sell, transfer or otherwise dispose of the shares of common stock and preferred stock covered by this prospectus supplement from time to time on any stock exchange or quotation service on which the shares are listed or quoted at the time of the sale, in the over-the-counter market, in privately negotiated transactions or otherwise. The selling stockholders may offer, sell, transfer or otherwise dispose of these shares at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale, and we cannot assure you that the selling stockholders will sell all or any portion of the shares offered hereby by it. We will not receive any proceeds from the sales by the selling stockholders of shares of common stock and preferred stock covered by this prospectus supplement.

The selling stockholders may offer and sell the shares of common stock and preferred stock covered by this prospectus supplement by one or more of the following methods at various times:

•	block trades in which a broker or dealer will be engaged to attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus supplement;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	“at the market” transactions to or through market makers or into an existing market for our common stock or preferred stock;

•	privately negotiated transactions;

•	short sales;

•	options, swaps or other derivative transactions that may or may not be listed on an exchange;

•	distributions to its partners, members, managers, directors, employees, consultants or affiliates; or

•	any combination of the above methods or by any other legally available means.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers or dealers may act as principals, or as agents of the selling stockholder. Broker-dealers may agree with the selling stockholders to sell a specified number of shares of common stock or preferred stock at a stipulated price per share. If a broker-dealer is unable to sell shares acting as agent for the selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares of common stock or preferred stock as principals may thereafter resell the shares from time to time in transactions on any stock exchange on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

To the extent required under the Securities Act, the names of any agents, underwriters, brokers or dealers and any applicable commission with respect to a particular offering will be set forth in an additional prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of discounts, concessions, commissions or fees from the selling stockholders and/or purchasers of the selling stockholder’s shares, for which they may act, which compensation as to a particular broker-dealer might be in excess of customary commissions.

Any brokers, dealers or agents that participate in the distribution of shares of common stock or preferred stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of shares sold by them may be deemed to be underwriting discounts and commissions.

We will make copies of this prospectus supplement available to the selling stockholders and any of their successors in interest for purposes of satisfying the prospectus delivery requirements of the Securities Act, if applicable.

The selling stockholders and their affiliates may engage in transactions in which the selling stockholders and their affiliates may act as principal or agent, including as agent for the counterparty in a transaction in which such selling stockholder or its affiliates acts as principal, or as agent for both counterparties in a transaction in which such selling stockholder or its affiliate do not act as principal, and may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Such transactions will be conducted only pursuant to an exemption from registration or a market-maker prospectus to the extent available.

The selling stockholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of shares of common stock or preferred stock in the course of hedging the positions they assume with the selling stockholder, including, without limitation, in connection with distributions of shares by those broker-dealers. The selling stockholders may enter into option or other transactions with broker-dealers that involve the delivery of shares of common stock or preferred stock offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities.

The selling stockholders and other persons participating in the sale or distribution of shares of common stock or preferred stock will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M; and we have advised the selling stockholders that Regulation M may apply. This regulation may limit the timing of purchases and sales of any shares of common stock or preferred stock by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares of common stock and preferred stock in the market and to the activities of the selling stockholders and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of shares of common stock and preferred stock to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common stock and preferred stock and the ability of any person or entity to engage in market-making activities with respect to the securities.

The selling stockholders also may sell shares of common stock or preferred stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus supplement, regardless of whether the shares are covered by this prospectus supplement.

VALIDITY OF THE SHARES

Wachtell, Lipton Rosen and Katz, New York, New York, will pass upon the validity of the common stock and preferred stock being offered hereby.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to Knight Capital Group’s Current Report on Form 8-K dated August 6, 2012 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

The Commission allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. Information in this prospectus supplement supersedes information incorporated by reference that we filed with the Commission prior to the date of this prospectus supplement, while information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement:

•

Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 29, 2012, including information specifically incorporated by reference into our Form 10-K from our 2011 Annual Report to Stockholders and our definitive Proxy Statement for our 2011 Annual Meeting of Stockholders;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed on May 10, 2012;

•	Current Reports on Form 8-K filed on January 24, 2012, May 9, 2012, May 15, 2012, June 28, 2012 and August 6, 2012 (two filings);

•

Registration statement on Form 8-A, filed on July 7, 1998, incorporating by reference the description of our capital stock included in the registration statement on Form S-1 (Registration No. 333-51653) filed on July 7, 1998, including any amendments or supplements filed for the purpose of updating such description.

We will provide to each person to whom a prospectus supplement is delivered, including any beneficial owner, upon request, a copy of any or all of the information that has been incorporated by reference in this prospectus supplement. You may request a copy of these filings at no cost, by writing or calling us at:

Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

Phone: (201) 222-9400

Attention: Leonard J. Amoruso, Esq.

Executive Vice President and General Counsel

You should read the information relating to us in this prospectus supplement together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the Commission.

PROSPECTUS

KNIGHT CAPITAL GROUP, INC.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

Debt Securities

Common Stock

Preferred Stock

Warrants

Purchase Contracts

Depositary Shares

Units

Rights

We and/or a selling stockholder or selling stockholders may offer and sell the securities described in this prospectus from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. Each time any of the securities described in this prospectus are offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement may add, update or change the information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Knight Capital Group, Inc.’s common stock is traded on the New York Stock Exchange under the symbol “KCG.”

Investing in our securities involves risk. You should carefully review the risks and uncertainties described under the heading “Risk Factors” contained in the applicable prospectus supplement and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus.

This prospectus is dated August 6, 2012.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Knight Capital Group, Inc. filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf registration process, we and/or a selling stockholder or selling stockholders may offer and sell, from time to time, any combination of the securities described in this prospectus in one or more offerings.

Each time we and/or a selling stockholder or selling stockholders sell any of the securities described in this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Such prospectus supplement will contain more specific information about the offering, including the names of any selling stockholder(s), if applicable. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

When we refer to “Knight Capital Group,” “the Company,” “we,” “our” and “us” in this prospectus, we refer only to Knight Capital Group, Inc., and not Knight Capital Group, Inc. together with its subsidiaries, unless the context indicates otherwise.

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

The distribution of this prospectus and the applicable prospectus supplement and the offering of the securities in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus and the applicable prospectus supplement come should inform themselves about and observe any such restrictions. This prospectus and the applicable prospectus supplement do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Registration Statement on Form S-3, including without limitation, the documents incorporated by reference herein and statements containing the words “believes,” “intends,” “expects,” “anticipates,” and words of similar meaning, may constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation: risks associated with the August 1, 2012 erroneous routing of orders in NYSE-listed securities and the impact to the Company’s capital position and other consequences thereof including actions taken by the Company in response thereto; risks associated with the Company’s ability to recover all or a portion of the damages that are attributable to the manner in which NASDAQ OMX handled the initial public offering of Facebook, Inc.; risks related to the Company’s corporate restructuring in the third quarter of 2011, including the ability to recognize anticipated cost savings, the possibility of unexpected costs or expenditures, and the impact of the restructuring on the Company’s businesses and results of operations; risks associated with changes in market structure, legislative, regulatory or financial rules and risks associated with the Company’s changes to its organizational structure and management and the costs, integration, performance and operation of businesses previously acquired or developed organically, or that may be acquired or developed organically in the future. Since such statements involve risks and uncertainties, the actual results and performance of the Company may turn out to be materially different from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made herein. Readers should carefully review the risks and uncertainties disclosed in the Company’s reports with the Securities and Exchange Commission.

THE COMPANY

Knight Capital Group, Inc., a Delaware corporation, is a global financial services firm that provides access to the capital markets across multiple asset classes to a broad network of clients, including broker-dealers, institutions and corporations. The Company is headquartered in Jersey City, N.J. with a global presence across the Americas, Europe, and the Asia Pacific regions.

The Company was organized in January 2000 as the successor to the business of Knight/Trimark Group, Inc., which in turn was organized in April 1998 as the successor to the business of Roundtable Partners, LLC, which was formed in March 1995. In May 2000, the Company changed its name from Knight/Trimark Group, Inc. to Knight Trading Group, Inc., and in May 2005 the Company further changed its name to Knight Capital Group, Inc. Our corporate headquarters are located at 545 Washington Boulevard, Jersey City, New Jersey 07310. Our telephone number is (201) 222-9400.

RISK FACTORS

An investment in our securities involves risks. You should carefully consider each of the risks described in the section entitled “Risk Factors” in our annual report on Form 10-K for the fiscal year ended December 31, 2011, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov, and all of the other information included or incorporated by reference in this prospectus or in the applicable prospectus supplement, including in the section entitled “Risk Factors” therein, before deciding to purchase any securities.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-3000.

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” after the date of this prospectus and before the date that the offering of the securities described in this prospectus by means of this prospectus is terminated:

•

Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 29, 2012, as updated by our Current Report on Form 8-K filed on August 6, 2012, including information specifically incorporated by reference into our Form 10-K from our 2011 Annual Report to Stockholders and our definitive Proxy Statement for our 2011 Annual Meeting of Stockholders;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed on May 10, 2012;

•	Current Reports on Form 8-K filed on January 24, 2012, May 9, 2012, May 15, 2012, June 28, 2012 and August 6, 2012;

•

Registration statement on Form 8-A, filed on July 7, 1998, incorporating by reference the description of our capital stock included in the registration statement on Form S-1 (Registration No. 333-51653) filed on July 7, 1998, including any amendments or supplements filed for the purpose of updating such description.

Information furnished under Items 2.02 or 7.01 of our Current Reports on Form 8-K is not incorporated by reference.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, and we will provide to you at no cost to you, by writing to or telephoning us at the following address:

Leonard J. Amoruso, Esq.

Executive Vice President and General Counsel

Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

Phone:  (201) 222-9400

You should rely only on the information incorporated by reference or presented in this prospectus or the applicable prospectus supplement. Neither we, nor any underwriters or agents, have authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of the offered securities will be added to our general funds and will be available for general corporate purposes. In the case of a sale of the securities by any selling stockholder(s), we will not receive the proceeds from such sale.

LEGAL OPINIONS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon by Wachtell, Lipton, Rosen & Katz, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements incorporated in this prospectus by reference to Knight Capital Group’s Current Report on Form 8-K dated August 6, 2012 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Knight Capital Group for the year ended December 31, 2011 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.